

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 15, 2023

Eyal Hen
Chief Financial Officer
Rekor Systems, Inc.
6721 Columbia Gateway Drive
Suite 400
Columbia, MD 21046

> **Re: Rekor Systems, Inc.**
> **Registration Statement on Form S-3**
> **Filed September 8, 2023**
> **File No. 333-274422**

Dear Eyal Hen:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Alex King at 202-551-8631 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: William Bruno